Joe Freedman

Retired Private Equity Executive, Corporate Director

Toronto, Ontario, Canada · Contact info

97 connections

RAD AI

Schulich School of Business - York University

Experience

Chairman Of The Board
RAD AI
Aug 2021 – Present · 6 mos

Director
Centre for Aging + Brain Health Innovation
Mar 2021 – Present · 11 mos
Toronto, Ontario, Canada

Chairman
GetDoctor
Mar 2021 – Present · 11 mos
Atlanta, Georgia, United States

Director
Bridgemarq Real Estate Services
Jan 2020 – Present · 2 yrs 1 mo
Toronto, Ontario, Canada

Director
Canadian Civil Liberties Association
Oct 2018 – Present · 3 yrs 4 mos

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Education

Schulich School of Business - York University
Master of Business Administration - MBA, Business Administration and Management, General
1990 – 1994

York University - Osgoode Hall Law School
Juris Doctor (J.D.)
1990 – 1994

University of Alberta
Bachelor of Arts - BA, Economics
1986 – 1990

Licenses & certifications

Member of the Law Society of Upper Canada